Filtrona plc

Preliminary Results for year ended 31 December 2005

Filtrona plc, the international, market leading, speciality plastic and fibre products supplier, today announces annual results for the year ended 31 December 2005.

- Sales were £513.7m (2004: £477.5m) up 7.6%.
- Operating profit before intangible amortisation and demerger expense was £57.8m (2004: £48.1m) up 8.7% after excluding non-recurring IFRS adjustments.
- Profit before tax was £50.0m (2004: £45.7m) up 9.4%.
- Adjusted earnings per share were 15.0p (2004: 14.0p) up 7.1%.
- Full year dividend of 6.4p providing an increase of 8.5% compared with the notional dividend for 2004.

Commenting on today's announcement, Jeff Harris, Chairman of Filtrona said:

"These are a very good maiden set of full year results for Filtrona and reflect the underlying strength of the Company's market positions within its international niche markets in both plastic and fibre technologies."

Enquiries

Filtrona plc	Finsbury
Mark Harper, Chief Executive	Morgan Bone
Steve Dryden, Finance Director	Gordon Simpson
Tel: 01908 359100	Tel: 020 7251 3801



Chairman's Statement

Welcome to the first Filtrona plc preliminary results following the 6 June 2005 listing of the Company on the London Stock Exchange.

Overview

I am pleased to report Filtrona has delivered strong results. These were achieved in a year which saw substantial organisational change associated with our transition to an independent public company. The performance reflects a sound start following the demerger, and continues the Company's record of consistent organic growth.

Filtrona has a well invested and efficient production, sourcing and supply infrastructure. Continued investment in research, technology and production facilities is key to preserving our competitive advantage. In order to meet the increasing demands of customers for service and supply chain efficiencies, we have expanded and adapted our international manufacturing footprint to drive down the costs of production and to improve service.

Filtrona focuses its resources on those international markets with good growth potential where it can secure competitive advantage. This strategy, and the capture of new customers and business in our principal activities, demonstrates our focus on organic development and gives the Board confidence that Filtrona will continue its track record of steady, cash generative growth.

Results Summary

Sales were £513.7m (2004: £477.5m) an increase of 7.6%, with sales growth accelerating in the second half of the year. Operating profit before intangible amortisation and demerger expense was £57.8m (2004: £48.1m) up 8.7% after excluding non-recurring IFRS adjustments. Profit before tax was £50.0m (2004: £45.7m) an increase of 9.4%. At 31 December 2005, net debt was £120.2m. Adjusted earnings per share, after excluding intangible amortisation and demerger expense, were 15.0p (2004: 14.0p) up 7.1%.

Our key business ratios have strengthened over those of last year with increased cash generation and improvements in operating margins, return on capital employed and employee productivity.

Acquisitions

In December the Company increased its share in the FractureCode joint venture from 50% to 80% which gives us management control of this important business. This move reflects our confidence in the future commercial development of FractureCode's patented track and trace technology.

Dividend

Subject to shareholder approval at the Annual General Meeting, the Board is recommending a final dividend of 4.27p per share, which, if approved, will make a total dividend of 6.4p for the full year. The final dividend will be paid on 28 April 2006 to shareholders on the register at 10 March 2006 with an ex-dividend date of 8 March 2006.

Employees

The key factor behind the delivery of these successful results is the commitment of our employees throughout the world. As I meet more of my colleagues, I am hugely impressed by their determination to deliver consistently high service and quality levels to our customers, whilst seeking innovation in our products and improving productivity. All that hard work has been demonstrated in our operational progress and in these results.

As Filtrona looks to generate sustained international growth in accordance with its strategic objectives, the Company is committed to further developing the substantial potential of its current employees and attracting high calibre people to strengthen the businesses further.

On behalf of the Board and the shareholders, I would like to take this opportunity to thank all Filtrona employees for their efforts throughout 2005.

Board

The Board has met eight times during the year and undertaken site visits to several facilities. The Board intends to continue with visits to key businesses to meet with operating management.

I would like to take this opportunity to thank Paul Heiden for his tremendous assistance to the Board both during and after the demerger. Paul will retire from the Board at the Annual General Meeting in April and the search for his replacement is well advanced.

Prospects

Having successfully completed the demerger in June, I am pleased to report that Filtrona has delivered a robust set of results in its first period as an independent public company. The Company has continued to invest well ahead of depreciation to drive further growth. The market segments within which Filtrona operates display favourable characteristics, providing a positive environment within which the Company can continue to grow.

With a sustained focus on innovation, delivery of superior customer value, supply chain optimisation and investment in our people and physical infrastructure, the Board has confidence that Filtrona will continue its positive development.

Jeff Harris
Chairman
1 March 2006

Operating Review

Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Filtrona has performed well in 2005 with headline sales up 7.6% to £513.7m (2004: £477.5m) and operating profit before intangible amortisation and demerger expense of £57.8m (2004: £48.1m) up 8.7% after excluding non-recurring IFRS adjustments.

PLASTIC TECHNOLOGIES

Plastic Technologies had a very successful year with headline sales up 13.2% to £273.3m (2004: £241.5m) and operating profit before intangible amortisation up 13.3% to £37.6m (2004: £33.2m). The operating margin at 13.8% was 10 basis points up on 2004. The 2004 Skiffy acquisition contributed £2.3m of the sales growth and pricing to recover raw material cost increases accounted for a further £9m. Underlying like-for-like operating profits excluding acquisition impact increased by 11.2%.

Protection and Finishing Products achieved strong growth. The Moss business continued to increase its market share in Continental Europe and to hold share in the more challenging UK market. Progress in Eastern Europe was particularly encouraging. The capacity of the warehouse operation in Poland was doubled and the performance of the new distribution business at Brno, in the Czech Republic, met our expectations. As a result of the growth in Continental Europe, the North European distribution hub in Germany is being further expanded in 2006 to enhance stock availability and service levels. The resources at the Moss representative office in Ningbo, China were increased to support the greater level of sourcing activity for both tooling and finished products. Investments in new tooling will continue to drive down unit production costs in 2006.

The Skiffy business continued to develop successfully as investments in range expansion, productivity improvement and marketing programmes drove both good organic growth and enhanced margins. Skiffy's website, www.skiffy.com, has been further developed, and is now the preferred order method for a substantial proportion of the customer base. Skiffy has exceeded the expectations which we had upon acquisition of the business in 2004.

The Alliance Plastics business in the US progressed well with domestic market share gains more than offsetting the weakness in the automotive sector. Investments in machinery and tooling expanded the product range and lowered unit production costs. The Alliance Express distribution network performed particularly well due to an extensive marketing programme. The Alliance national distribution operation in Sao Paulo, Brazil continued to grow and new machines have been installed to expand local production.

The MSI oil country tubular goods thread protector business had a strong year supported by continued investment in range development and a thriving oil and gas drilling sector. The production facilities in both Houston, Texas and Vera Cruz, Mexico were upgraded during the year to improve productivity and product quality, and a new IT system was successfully installed at the Houston facility.

Coated and Security Products continued to benefit from increased volumes of printed tear tapes for brand promotion and brand security applications. During the year, the coated and security businesses were combined in a market repositioning exercise under the 'Payne' name which has growing brand equity in the tear tape, document authentication, personal identification and brand protection markets.

Tear tape sales grew as more customers recognised its value as a flexible, cost effective means of delivering on-pack consumer communication and product authentication. In the tobacco industry, the migration of customers to higher value printed tapes continued and, in consumer goods, business was secured with an important FMCG brand owner utilising digitally printed tear tapes with individual item numbering for a major instant win consumer promotion. Payne's print capability was further enhanced as the new six station printer came on stream successfully at the Richmond, US facility. This investment has stimulated greater interest in printed tear tape within the North American market.

The Payne document authentication and personal identification businesses continued to grow and to enter new markets. The development of gravure print capability for passport laminates has led to the capture of business for a high security film laminate on the next generation UK passport. We were pleased to win this contract against tough competition and this segment offers further growth opportunities internationally.

Personal identification continued to grow well in both the local government and commercial sectors. New business generated by the change in UK licensing laws and a contract to supply UK magistrates with identification cards are evidence of the continued health of this market niche.

At the end of the year, the Company increased its stake in the FractureCode joint venture from 50% to 80%. The transaction enables Filtrona to acquire the remaining 20% and thus own 100% of FractureCode by no later than the end of 2012. The FractureCode development programme continued to progress well and our initial customer has ordered equipment for installation in a second manufacturing facility. The FractureCode technology will be launched to the general market progressively during 2006.

The **Plastic Profile and Sheet** business achieved good results both in North America and Europe. The North American organisation was restructured generating both internal efficiencies and cost benefits. The Monterrey facility in Mexico again achieved rapid sales growth assisted by the migration of manufacturing activity from the US to Mexico and an expansion of the facility is planned during 2006.

The chosen key market sectors have delivered good growth during the year. Sales of point of purchase products were buoyant in both geographies and, in the US, this has been assisted by a change of distribution policy. Sales have continued to grow in the medical market due to the introduction of new products and the capture of new customers. Both extrusion and assembly capacity have been increased to cope with the increased demand for high pressure tubing products. In the transportation market, business was helped by a buoyant aircraft refurbishment sector and the increase in new aircraft builds should provide positive future growth opportunities.

Our Dutch extrusion business, Enitor, has continued to develop its export activity, particularly to the UK, with important new projects in the conservatory and cable trunking markets. Business growth has generated the need for a factory extension which is scheduled for completion in the summer of 2006.

Globalpack, our Brazilian **Consumer Packaging** business, encountered tough trading conditions through most of the year but, encouragingly, demonstrated a marked improvement in the last quarter. The business secured a number of new projects during the year for tubes, bottles, closures and roll-on balls. Volumes in our roll-on ball joint venture remained particularly strong and a new production line was commissioned in February 2006.

Each of the Plastic Technologies businesses experienced very rapid increases in raw material prices during the second half of the year. Appropriate pricing action has been taken to recover these cost movements and our success in this endeavour is a reflection of Filtrona's strong niche market positions.

FIBRE TECHNOLOGIES

Sales in Fibre Technologies were up 1.9% to £240.4m (2004: £236.0m). Operating profit before intangible amortisation was £26.9m (2004: £23.9m) down by 1.8% after excluding non-recurring IFRS adjustments . Operating margins fell by 40 basis points to 11.2% from 11.6%. Encouragingly, sales momentum was regained in the second half of 2005 with sales up 5.3% on the same period last year.

Cigarette Filters total volumes were in line with last year. Special filters volume growth was encouraging at 6.6% driven by market growth and the capture of new outsourced volumes. Monoacetate filter volumes fell by 8.3%. The margin benefit of this mix improvement was reduced by a combination of start up and restructuring costs which held back the growth of operating profits. Lower total filter volumes in Europe were more than offset by good growth of volumes in the Americas and Asia where selling prices are lower.

European volumes fell due to the impact of previous self-manufacture decisions by a key customer in Russia and Italy but improved in the second half of the year with the additional outsourced volumes secured with another key customer. As a result of the overall volume weakness in Europe, the high cost manufacturing facility in Crissier, Switzerland was closed during the summer. The first customer was captured for Filtrona's active patch technology and a major European producer is also planning a new product launch using this technology. Sales to the European Roll Your Own and Make Your Own sectors grew well during the year and, although monoacetate filters currently dominate the cigarette market in Europe, there is increasing development activity involving special filters.

Volumes in the Americas increased due to good growth in Latin America and the additional volumes secured for production at the new facility in Monterrey, Mexico where further machinery has been installed progressively throughout the year. In the US and Venezuela, new five year supply contracts were agreed with important customers. In the US market, the major producers continue to develop and test market new products with special filters, and Filtrona is well placed to take advantage of any forthcoming launches.

Asian volumes continued to progress and the Indonesian facility upgrade programme was completed at the end of the year. The transfer of a major tranche of business from the Jarrow facility in the UK to Indonesia has begun.

The evolution of Filtrona's manufacturing footprint to lower cost areas of the world, combined with the development of new innovative filter products, is creating a positive market environment for the filters business.

Fibertec, our **Bonded Fibre Components** business, experienced stronger demand for household products in the second half of the year. Agreements were reached with a number of significant customers for the renewal or establishment of multi-year supply agreements. At our Reinbek plant in Germany the transfer out of the cigarette filters business and the softer

market conditions for household products experienced in the first half resulted in a headcount reduction programme.

The Ningbo facility in China started up successfully and is already benefiting from new business won in the Asian market. Customer approvals of product produced in Ningbo are taking place progressively and customer orders in the regional market are now being satisfied with significantly shorter lead times.

The innovation programme at the R&D centre in Richmond in the US continues to provide good results with new products and processes and related intellectual property. A new bonded fibre product for a medicine dispensing system was commercialised and important new projects in inkjet printing components and blood separation technology continue to progress towards commercialisation in 2006.

Mark Harper
Chief Executive
1 March 2006

Consolidated income statement
for the year ended 31 December 2005

	Note	2005 £m	2004 £m
Revenue	1	**513.7**	477.5
Operating profit before intangible amortisation and demerger expense		**57.8**	48.1
Intangible amortisation		**(0.8)**	(0.5)
Demerger expense		**(1.0)**	-
Operating profit	1,2	**56.0**	47.6
Finance income	3	**5.6**	0.9
Finance expense	3	**(11.6)**	(2.8)
Profit before tax		**50.0**	45.7
Income tax expense	4	**(17.0)**	(14.0)
Profit for the year		**33.0**	31.7
Attributable to:			
Equity holders of Filtrona		**31.6**	30.5
Minority interests		**1.4**	1.2
Profit for the year		**33.0**	31.7
Earnings per share attributable to equity holders of Filtrona:			
Basic	6	**14.4p**	13.9p
Diluted	6	**14.4p**	13.9p

Consolidated balance sheet
at 31 December 2005

File No: 82-34882

	Note	**2005 £m**	2004 £m
Assets			
Property, plant and equipment	7	**180.5**	152.5
Intangible assets	8	**63.0**	57.6
Deferred tax assets	15	**1.6**	0.2
Total non-current assets		**245.1**	210.3
Inventories	9	**59.8**	53.3
Income tax receivable		**1.6**	0.5
Trade and other receivables	10	**85.6**	78.0
Derivative assets	14	**0.1**	-
Cash and cash equivalents	11	**30.7**	31.3
Total current assets		**177.8**	163.1
Total assets		**422.9**	373.4
Equity			
Issued capital	18	**54.8**	274.1
Capital redemption reserve	19	**0.1**	-
Other reserve	19	**(132.8)**	(132.8)
Translation reserve	19	**5.3**	(1.6)
Retained earnings	19	**197.3**	(28.7)
Attributable to equity holders of Filtrona		**124.7**	111.0
Minority interests	19	**5.6**	3.9
Total equity		**130.3**	114.9
Liabilities			
Interest bearing loans and borrowings	13	**145.2**	148.6
Retirement benefit obligations	17	**35.8**	-
Other payables	13	**2.1**	3.1
Provisions	16	**2.5**	3.7
Deferred tax liabilities	15	**11.4**	18.6
Total non-current liabilities		**197.0**	174.0
Bank overdrafts	11	**5.0**	1.6
Interest bearing loans and borrowings	13	**0.7**	1.1
Derivative liabilities	14	**0.8**	-
Income tax payable		**15.2**	11.3
Trade and other payables	12	**68.9**	68.6
Provisions	16	**5.0**	1.9
Total current liabilities		**95.6**	84.5
Total liabilities		**292.6**	258.5
Total equity and liabilities		**422.9**	373.4

Consolidated statement of cash flows
for the year ended 31 December 2005

File No: 82-34882

	Note	2005 £m	2004 £m
Operating activities			
Profit before tax		**50.0**	45.7
Adjustments for:			
Net finance expense		**6.0**	1.9
Intangible amortisation		**0.8**	0.5
Depreciation		**22.1**	20.1
Share option expense		**1.1**	1.1
Impairment of property, plant and equipment		**-**	2.3
Other items		**1.1**	2.5
Increase in inventories		**(2.2)**	(5.7)
Increase in trade and other receivables		**(4.7)**	(8.5)
Increase in trade and other payables		**2.1**	4.8
Acquisition of employee trust shares		**(1.0)**	-
Other cash movements		**(4.6)**	(0.6)
Income tax paid		**(13.8)**	(13.2)
Net cash inflow from operating activities		**56.9**	50.9
Investing activities			
Interest received		**1.2**	0.8
Acquisition of property, plant and equipment		**(38.2)**	(34.8)
Proceeds from sale of property, plant and equipment		**0.9**	1.4
Acquisition of businesses net of cash acquired	22	**(4.6)**	(22.5)
Other investing cash flows		**(0.4)**	(0.9)
Net cash outflow from investing activities		**(41.1)**	(56.0)
Financing activities			
Interest paid		**(6.7)**	(2.8)
Dividends paid to former parent company		**-**	(34.3)
Dividends paid to equity holders		**(4.7)**	-
(Repayments of)/proceeds from short term loans		**(0.6)**	0.2
Proceeds from/(repayments of) long term loans		**133.7**	(0.1)
Capital contributions from former parent company		**4.2**	11.7
(Repayments to)/proceeds from former parent company		**(147.0)**	37.2
Net cash (outflow)/inflow from financing activities		**(21.1)**	11.9
Net (decrease)/increase in cash and cash equivalents		**(5.3)**	6.8
Net cash and cash equivalents at the beginning of the year		**29.7**	22.5
Net (decrease)/increase in cash and cash equivalents		**(5.3)**	6.8
Net effect of currency translation on cash and cash equivalents		**1.3**	0.4
Net cash and cash equivalents at the end of the year	11	**25.7**	29.7

Consolidated statement of recognised income and expense
for the year ended 31 December 2005

File No: 82-34882

	2005 £m	2004 £m
Recognition of defined benefit pension schemes on demerger:		
Actuarial loss	**(34.7)**	-
Deferred tax credit on actuarial loss	**10.5**	-
Actuarial loss on defined benefit pension schemes since demerger	**(2.0)**	-
Deferred tax credit on actuarial loss on defined benefit pension schemes since demerger	**0.7**	-
Movement on cash flow hedge	**(0.1)**	-
Foreign exchange translation differences	**7.4**	(1.7)
Income and expense recognised directly in equity	**(18.2)**	(1.7)
Profit for the year	**33.0**	31.7
Total recognised income and expense for the year	**14.8**	30.0
Adoption of IAS 32 and IAS 39	**0.1**	-
	14.9	30.0
Attributable to:		
Equity holders of Filtrona	**12.9**	28.9
Minority interests	**1.9**	1.1
Total recognised income and expense	**14.8**	30.0

a Basis of preparation

The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ('IFRS').

Filtrona plc's 2005 Annual Report will be despatched to shareholders at the end of March 2006. The financial information set out does not constitute the Company's statutory accounts for the year ended 31 December 2005 but is derived from those accounts. Statutory accounts for 2005 will be delivered to the Registrar of Companies following the Company's Annual General Meeting which will be held on 26 April 2006. The auditor has reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

On 6 June 2005 the Filtrona business was demerged from Bunzl plc ('Bunzl' or 'former parent company') and the ordinary shares of Filtrona plc ('Filtrona' or the 'Company') were listed on the London Stock Exchange. Prior to the demerger the Filtrona businesses were reorganised under Filtrona International Limited under the common control of Bunzl (outside the scope of IFRS 3: *Business combinations* ('IFRS 3')) and have been presented as if Filtrona had always existed independently for the purposes of the comparatives. The demerger was effected by the payment of a dividend in specie by Bunzl and has been accounted for as if it were a reverse acquisition.

The financial statements are prepared on a historical cost basis except for derivative financial instruments which are stated at fair value. This is Filtrona's first annual report and therefore the adoption of IFRS does not impact on any previously reported financial position.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods if relevant.

The preparation of financial statements that conform with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

As part of the demerger process, Listing Particulars were issued which included an Accountants' Report presenting financial information for the Filtrona businesses for the year ended 31 December 2004 prepared as if Filtrona had always existed independently. This information has been used as the basis of the comparative information in this report, with adjustments made for pension accounting as required by IAS 19 (revised).

The accounting policies used in the preparation of these financial statements are detailed below. These policies have been consistently applied to all periods presented except for those relating to the classification and measurement of financial instruments.

b International Financial Reporting Standards

I IFRS 1

IFRS 1: *First-time adoption of International Financial Reporting Standards* ('IFRS 1') permits certain exemptions from the full requirements of IFRS in the transition period. Filtrona has taken the following exemptions:

(i) Business combinations
Filtrona has chosen not to retrospectively apply IFRS 3 to business combinations that occurred before the date of transition to IFRS.

(ii) Financial instruments
Filtrona, in its comparative information for the period ended 31 December 2004, has taken advantage of the exemption not to present financial information compliant with IAS 32: *Financial instruments: disclosure and presentation* and IAS 39: *Financial instruments: recognition and measurement*. Consequently, the restatement of the opening consolidated balance sheet at 1 January 2004, the results for the year ended 31 December 2004 and the consolidated balance sheet at 31 December 2004 have been prepared using the accounting policies for financial instruments previously adopted under UK GAAP. The result of the adoption of IAS 39 on 1 January 2005 was the recognition of a derivative asset of £0.1m.

(iii) Cumulative translation differences
Filtrona has adopted the exemption in IFRS 1 allowing cumulative translation differences to be reset to zero at the transition date.

(iv) Fair value or revaluation at deemed cost
Filtrona has adopted the exemption to restate revalued items of property, plant and equipment as being held at deemed cost at the date of transition.

b International Financial Reporting Standards (continued)

Filtrona has elected not to adopt the following exemption:

(i) Share-based payments
Filtrona has not adopted the exemption to apply IFRS 2: *Share-based payments* ('IFRS 2') only to awards made after 7 November 2002. Instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition.

II Impairment

Goodwill was tested for impairment at 1 January 2004, the date of transition to IFRS, even though no indication of impairment existed.

c Basis of consolidation

(i) Subsidiaries
Subsidiaries are entities controlled by Filtrona. Control exists when Filtrona has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the financial statements from the date that control commences until the date that control ceases.

(ii) Joint ventures
Joint ventures are accounted for using the equity method of accounting. A joint venture is an entity in which Filtrona has a long-term interest and exercises joint control. Under the equity method Filtrona's share of the aggregate assets and liabilities is included in the balance sheet and Filtrona's share of operating profit, finance and income tax expense of the joint venture is included in the income statement.

(iii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions, are eliminated in preparing the financial statements.

d Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the exchange rate ruling at that date and recognised in the income statement unless hedging criteria apply.

(ii) Financial statements of foreign operations
The assets and liabilities of foreign operations, including intangible assets arising on consolidation, are translated at the exchange rate ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at average exchange rates. Exchange differences arising on retranslation are recognised directly in the translation reserve.

(iii) Net investment in foreign operations
Exchange differences since 1 January 2004, the date of transition to IFRS, arising from the translation of the net investment in foreign operations, and related hedges are taken to the translation reserve and released to the income statement upon disposal. Differences arising prior to 1 January 2004 are included in retained earnings.

e Financial instruments

Filtrona has taken the exemption granted by IFRS 1 not to apply IAS 32 and IAS 39 to the comparative figures in the 2005 financial statements. The financial statements for the year ended 31 December 2004 have been prepared using the accounting policies previously applied under UK GAAP for financial instruments whereby the fair values of financial instruments was not recognised. The accounting policies described here for financial instruments are applicable from 1 January 2005.

Under IAS 39, financial instruments are measured initially at fair value. The subsequent measurement depends on the classification of the financial instrument. Loans and receivables and other financial liabilities (excluding derivatives) are held at amortised cost, unless they are included in a hedge accounting relationship.

Filtrona uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Filtrona does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

e Financial instruments (continued)

(i) Cash flow hedges
Where a derivative is designated as a cash flow hedge, the change in fair value is recognised in equity, to the extent that it is effective and the ineffective portion is recognised in the income statement. Where the underlying transaction results in a financial asset, accumulated gains and losses are recognised in the income statement in the same period as the hedged item. Where the hedged item results in a non-financial asset, the accumulated gains and losses previously recognised in equity, are included in the initial carrying value of the asset. In 2004 cash flow hedges were disclosed but not recognised in the financial statements.

(ii) Fair value hedge
Where a derivative financial instrument is used to hedge the foreign exchange exposure of a monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement. In 2004 financial assets and liabilities, where hedged, were valued using the contracted rate.

(iii) Hedge of net investment in foreign operations
The gain or loss on an instrument used to hedge a net investment in a foreign operation that is deemed effective is recognised in equity. Any ineffective portion is recognised in the income statement.

f Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Previously revalued properties were treated as being held at deemed cost upon transition to IFRS.

Where parts of an item of property, plant and equipment or other assets have different useful lives, they are accounted for as separate items. The carrying values of property, plant and equipment and other assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

g Depreciation

Property, plant and equipment are depreciated over their estimated remaining useful lives at the following annual rates applied to book value:

Freehold land	Not depreciated
Buildings	2% or life of lease if shorter
Plant and machinery	7 - 20%
Fixtures, fittings and equipment	10 - 33%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

h Leases

Where Filtrona has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases and the rentals expensed to the income statement on a straight line basis. Lease incentives are amortised in the income statement over the life of the lease.

i Intangible assets

(i) Goodwill
Goodwill is stated at cost less any impairment losses.

Acquisitions are accounted for using the purchase method. For acquisitions that have occurred since 1 January 2004 goodwill represents the difference between the cost and fair value of identifiable assets acquired. For acquisitions made before 1 January 2004 goodwill is included on the basis of its deemed cost, which represents the amount previously recorded under UK GAAP.

(ii) Research and development
Research costs are expensed to the income statement in the year in which they are incurred.

Development costs relating to new products are capitalised if the new product is technically and commercially feasible. Other development costs are recognised in the income statement and expensed as incurred.

(iii) Customer lists
Customer lists are identified on acquisition of businesses and valued using discounted cash flows based on historic customer attrition rates. Amortisation is expensed in the income statement on a straight line basis over the estimated useful economic life, a period of up to 25 years.

j Impairment

All assets, except inventories and deferred tax assets, are reviewed annually to determine whether there is any indication of impairment. If an indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount, being the greater of value in use and net selling price, and is recognised in the income statement. Value in use is estimated future cash flows discounted using a pre-tax discount rate.

k Inventories

Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour and overheads.

l Cash and cash equivalents

Cash and cash equivalents comprise cash balances and fixed term investments whose maturities are three months or less from the date of acquisition. Bank overdrafts repayable on demand and that form an integral part of Filtrona's cash management are included as part of cash and cash equivalents in the statement of cash flows.

m Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

n Income tax

Filtrona's income tax expense in 2004 benefited from its membership of Bunzl tax groups in different tax jurisdictions. In 2005, the income tax expense incurred by Filtrona only reflects reliefs and charges relevant to Filtrona tax groups.

Income tax in the income statement comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantially enacted at the balance sheet date and any adjustment to tax payable in prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between the tax bases and the carrying amounts in the financial statements. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred tax is determined using tax rates that are expected to apply when the related deferred tax asset/liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

o Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated expenses or the possible return of goods.

p Interest income and expense

Interest income and expense is recognised in the income statement as it accrues.

Funding balances between Filtrona and Bunzl are described as 'former parent company financing' within non-current liabilities, reflecting the debt transferred from Bunzl to Filtrona on demerger. Interest on the former parent company financing is calculated at an interest rate reflecting the effective finance expense that Bunzl incurred during the year ended 31 December 2004. Filtrona's finance expense shown in these financial statements reflects Filtrona's actual interest expense for the year ended 31 December 2005 including interest paid to Bunzl up to the date of demerger.

q Segment reporting

A segment is a distinguishable component of Filtrona that is engaged in providing products (business segment), or in providing products within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Filtrona for operational and financial reporting purposes identifies two business segments which are characterised by shared technology and raw material inputs and are subject to risks and rewards that are different from each other.

r Employee benefits

(i) Defined contribution schemes
Obligations for contributions to defined contribution pension schemes are expensed to the income statement as incurred.

(ii) Defined benefit schemes
The significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised). Under IAS 19 (revised) Filtrona has to account for defined benefit pension charges up to the period of demerger on a defined contribution basis and on a defined benefit basis thereafter. Accordingly Filtrona has recognised the retirement benefit obligation of £34.7m at demerger in the consolidated statement of recognised income and expense. Actuarial gains and losses that have arisen subsequently were recognised in full in the statement of recognised income and expense.

The net obligations in respect of defined benefit pension schemes are calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of Filtrona's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlement and curtailments. The expected increase in the present value of scheme liabilities is included within finance expense and the expected return on scheme assets is included within finance income.

s Share-based payments

Filtrona operates equity settled, share-based compensation plans. A charge is made in the income statement based on the fair value of options using the Black-Scholes model with a corresponding increase in equity. The fair value is measured at grant date and spread over the expected period between grant and exercise of the options. The amount recognised as an expense will be adjusted to reflect the actual number of shares that vest.

The expense for share-based payments prior to demerger was the charge allocated by Filtrona's former parent company based on the participation of Filtrona employees in schemes that it operated.

t Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event and it is probable that a measurable outflow of economic resources will be required to settle the obligation.

u Net debt

Filtrona's definition of net debt is defined as cash and cash equivalents, net of interest bearing loans and borrowings.

v Dividends

Dividends are recognised as a liability in the period in which they are declared.

Notes
for the year ended 31 December 2005

1. Segment analysis

Filtrona comprises the following business segments:

Plastic Technologies - produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies - focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Business segments

				2005
	Plastic Technologies £m	**Fibre Technologies £m**	**Central Services[†] £m**	**Filtrona £m**
Revenue	**273.3**	**240.4**	**-**	**513.7**
Operating profit/(loss) before intangible amortisation and demerger expense	37.6	26.9	(6.7)	57.8
Intangible amortisation	(0.7)	(0.1)	-	(0.8)
Demerger expense	-	-	(1.0)	(1.0)
Operating profit/(loss)	**36.9**	**26.8**	**(7.7)**	**56.0**
Segment assets	180.1	143.1	4.5	327.7
Intangible assets	59.7	3.3	-	63.0
Unallocated items			32.2	32.2
Total assets	**239.8**	**146.4**	**36.7**	**422.9**
Segment liabilities	35.4	32.7	9.1	77.2
Unallocated items			215.4	215.4
Total liabilities	**35.4**	**32.7**	**224.5**	**292.6**
Other segment items				
Capital expenditure	21.6	16.4	0.2	**38.2**
Depreciation	13.3	8.5	0.3	**22.1**
Closing number of employees	2,873	2,340	33	**5,246**
Average number of employees	2,953	2,270	30	**5,253**

				2004
	£m	£m	£m	£m
Revenue	241.5	236.0	-	477.5
Operating profit/(loss) before intangible amortisation	33.2	23.9	(9.0)	48.1
Intangible amortisation	(0.4)	(0.1)	-	(0.5)
Operating profit/(loss)	32.8	23.8	(9.0)	47.6
Segment assets	154.5	126.0	4.3	284.8
Intangible assets	54.0	3.6	-	57.6
Unallocated items			31.0	31.0
Total assets	208.5	129.6	35.3	373.4
Segment liabilities	29.4	34.0	12.0	75.4
Unallocated items			183.1	183.1
Total liabilities	29.4	34.0	195.1	258.5
Other segment items				
Capital expenditure	15.8	18.9	0.1	34.8
Depreciation	12.3	7.6	0.2	20.1
Closing number of employees	2,952	2,202	26	5,180
Average number of employees	2,966	2,180	24	5,170

[†] Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments.

1. Segment analysis (continued)

Inter segment sales are not significant in either year. Net finance expense of £6.0m (2004: £1.9m) and income tax expense of £17.0m (2004: £14.0m) cannot be meaningfully allocated by segment. The majority of unallocated liabilities relate to interest bearing loans and borrowings, retirement benefit obligations, deferred tax liabilities, bank overdrafts and income tax payable.

Geographical segments

				2005
	Revenue (by destination) £m	Segment assets £m	Intangible assets £m	Capital expenditure £m
Europe	183.7	124.5	40.7	16.7
North America	215.5	133.1	21.9	14.2
Rest of the world	114.5	70.1	0.4	7.3
	513.7	**327.7**	**63.0**	**38.2**
Unallocated items	-	32.2	-	-
	513.7	**359.9**	**63.0**	**38.2**

				2004
	£m	£m	£m	£m
Europe	191.5	127.2	37.6	12.3
North America	178.5	108.6	19.5	16.8
Rest of the world	107.5	49.0	0.5	5.7
	477.5	284.8	57.6	34.8
Unallocated items	-	31.0	-	-
	477.5	315.8	57.6	34.8

All segments are continuing operations.

2. Net operating expenses

	2005 £m	2004 £m
Changes in inventories of finished goods and work in progress	**(0.1)**	0.4
Raw materials and consumables	**232.0**	208.9
Personnel expenses (note 5)	**124.8**	121.1
Depreciation and other amounts written off property, plant and equipment	**22.1**	22.4
Amortisation and other amounts written off intangible assets	**0.8**	0.5
Demerger expense	**1.0**	-
Hire of plant and machinery - rentals payable under operating leases	**0.5**	0.5
Other operating expenses	**76.6**	76.1
Net operating expenses	**457.7**	429.9

Auditor's remuneration

	Note	2005 £m	2004 £m
Statutory audit of the Group		**0.8**	0.6
Services other than statutory audit:			
Further assurance services	i	**0.1**	0.2
Tax services	ii	**0.2**	0.3
Other services		**-**	-
	iii	**0.3**	0.5

Note

i Fees for further assurance services related principally to the review of the interim financial statements for the period ended 30 June 2005, and transition to IFRS reporting. In 2004, further assurance services related to acquisition due diligence.

ii Tax services relate to fees paid for tax compliance services and tax advice.

iii The Company believes that, given their detailed knowledge of Filtrona's operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for certain audit-related work to be carried out by the Company's auditor rather than another firm of accountants. The Audit Committee, which consists entirely of independent Non-executive Directors, reviews and approves the level and type of non-audit work which the auditor performs, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised. £0.3m (2004: £0.2m) of the total fees for further assurance and taxation services were charged in the UK.

3. Net finance expense

	2005 £m	2004 £m
Finance income		
Bank deposits	**1.1**	0.8
Other finance income	**0.1**	0.1
Expected return on pension scheme assets	**4.4**	-
	5.6	0.9
Finance expense		
Loans and overdrafts	**(5.4)**	-
Former parent company financing	**(1.7)**	(2.8)
Other finance expense	**(0.1)**	-
Interest on pension scheme liabilities	**(4.4)**	-
	(11.6)	(2.8)
Net finance expense	**(6.0)**	(1.9)

4. Income tax expense

	2005 £m	2004 £m
Components of tax expense		
Current tax	**16.9**	18.8
Prior years' tax	**(1.2)**	(2.9)
Double tax relief	**(0.2)**	(0.6)
Deferred tax (note 15)	**1.4**	(1.3)
Taxes on equity items	**0.1**	-
Income tax expense	**17.0**	14.0

Income tax expense in the UK is £1.1m (2004: £1.2m).

Factors affecting tax expense for the year

Filtrona operates across the world and is subject to income tax in many different jurisdictions. Filtrona calculates its average expected tax rate as a weighted average of the national corporate income tax rates in the tax jurisdictions in which it operates.

	2005 £m	2004 £m
Profit before income tax	**50.0**	45.7
Tax at weighted average	**16.0**	14.8
Effects of:		
Permanent disallowables	**0.2**	0.8
Overseas state and local tax	**0.5**	1.1
Unrelieved tax losses	**1.8**	0.5
Prior year adjustments	**(1.2)**	(2.9)
Other items	**(0.3)**	(0.3)
Income tax expense	**17.0**	14.0

5. Personnel expenses

	2005 £m	2004 £m
Wages and salaries	**105.2**	101.2
Social security expense	**13.1**	11.8
Pension expense (note 17)	**5.4**	7.0
Share option expense	**1.1**	1.1
	124.8	121.1

6. Earnings per share

File No: 82-34882

	2005 **£m**	2004 £m
Earnings attributable to ordinary shareholders of Filtrona	**31.6**	30.5
Adjustment*	**1.2**	0.3
Adjusted earnings	**32.8**	30.8
Basic weighted average ordinary shares in issue (million)#	**219.1**	219.3
Dilutive effect of employee share option plans (million)	**0.8**	-
Diluted weighted average ordinary shares (million)	**219.9**	219.3
Basic earnings per share	**14.4p**	13.9p
Adjustment*	**0.6p**	0.1p
Adjusted earnings per share	**15.0p**	14.0p
Diluted basic earnings per share	**14.4p**	13.9p

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

* The adjustment relates to intangible amortisation and demerger expense less tax relief thereon.
# The number of ordinary shares issued on demerger has been used as the weighted average number for the period prior to demerger.

7. Property, plant and equipment

2005	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	**Total** **£m**
Cost				
Beginning of year	46.5	230.5	36.0	**313.0**
Additions	8.8	25.2	4.2	**38.2**
Disposals	(0.4)	(5.9)	(0.8)	**(7.1)**
Currency translation	4.3	17.3	1.5	**23.1**
End of year	**59.2**	**267.1**	**40.9**	**367.2**
Depreciation				
Beginning of year	10.8	126.6	23.1	**160.5**
Expense in year	1.3	17.4	3.4	**22.1**
Disposals	(0.2)	(5.6)	(0.7)	**(6.5)**
Currency translation	0.8	8.9	0.9	**10.6**
End of year	**12.7**	**147.3**	**26.7**	**186.7**
Net book value at end of year	**46.5**	**119.8**	**14.2**	**180.5**

2004	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
Cost				
Beginning of year	45.1	214.1	36.1	295.3
Acquisitions	1.7	3.0	0.2	4.9
Additions	2.7	28.0	4.1	34.8
Disposals	(1.2)	(7.6)	(2.1)	(10.9)
Currency translation	(1.8)	(7.0)	(2.3)	(11.1)
End of year	46.5	230.5	36.0	313.0
Depreciation				
Beginning of year	8.7	120.6	22.8	152.1
Expense in year	1.4	15.6	3.1	20.1
Impairment	1.3	1.0	-	2.3
Disposals	(0.2)	(7.2)	(2.0)	(9.4)
Currency translation	(0.4)	(3.4)	(0.8)	(4.6)
End of year	10.8	126.6	23.1	160.5
Net book value at end of year	35.7	103.9	12.9	152.5

8. Intangible assets

	Goodwill £m	Customer lists £m	**2005 Total £m**
Cost			
Beginning of year	46.9	21.9	**68.8**
Acquisitions (note 22)	5.1	-	**5.1**
Currency translation	2.5	(0.9)	**1.6**
End of year	**54.5**	**21.0**	**75.5**
Amortisation			
Beginning of year	10.7	0.5	**11.2**
Expense in year	-	0.8	**0.8**
Currency translation	0.5	-	**0.5**
End of year	**11.2**	**1.3**	**12.5**
Net book value at end of year	**43.3**	**19.7**	**63.0**

	Goodwill £m	Customer lists £m	2004 Total £m
Cost			
Beginning of year	48.2	-	48.2
Acquisitions (note 22)	-	21.1	21.1
Currency translation	(1.3)	0.8	(0.5)
End of year	46.9	21.9	68.8
Amortisation			
Beginning of year	11.1	-	11.1
Expense in year	-	0.5	0.5
Currency translation	(0.4)	-	(0.4)
End of year	10.7	0.5	11.2
Net book value at end of year	36.2	21.4	57.6

9. Inventories

	2005 £m	2004 £m
Raw materials and consumables	**25.7**	21.3
Work-in-progress	**3.0**	2.7
Finished goods and goods for resale	**31.1**	29.3
	59.8	53.3

Inventories held at net realisable value and amounts recognised as income from the reversal of write downs were not significant.

10. Trade and other receivables

	2005 £m	2004 £m
Trade receivables	**71.3**	64.2
Other receivables	**7.1**	8.5
Prepayments and accrued income	**7.2**	5.3
	85.6	78.0
Trade receivables are stated after provision for doubtful debts of:	**3.1**	3.2

11. Cash and cash equivalents

	2005 £m	2004 £m
Bank balances	**29.7**	29.6
Short term bank deposits not repayable on demand	**1.0**	1.7
Cash and cash equivalents	**30.7**	31.3
Bank overdrafts	**(5.0)**	(1.6)
Cash and cash equivalents in the statement of cash flows	**25.7**	29.7

Interest rates on short term cash deposits not repayable on demand are set for periods ranging from one day to three months. Of the £30.7m (2004: £31.3m) cash and cash equivalents, 12% (2004: 22%) were denominated in sterling, 16% (2004: 10%) were denominated in US dollars, 24% (2004: 32%) were denominated in euro and 48% (2004: 36%) were denominated in other currencies.

12. Trade and other payables

	2005 £m	2004 £m
Trade payables	**39.5**	34.7
Other tax and social security contributions	**2.8**	2.1
Other payables	**7.2**	16.3
Accruals and deferred income	**19.4**	15.5
	68.9	68.6

13. Interest bearing loans and borrowings

	2005 £m	2004 £m
Non-current liabilities		
Unsecured bank loans	**145.2**	0.3
Former parent company financing	**-**	148.3
	145.2	148.6
Current liabilities		
Unsecured bank loans	**0.1**	-
Unsecured non-bank loan	**0.6**	1.1
	0.7	1.1

Terms and debt repayment schedule

				2005
	< 1 yr £m	1 - 2 yrs £m	2 - 5 yrs £m	Total £m
Unsecured bank loans	0.1	0.1	145.1	145.3
Unsecured non-bank loan	0.6	-	-	0.6
	0.7	**0.1**	**145.1**	**145.9**

All debt due for repayment in 2 to 5 years must be repaid no later than 2010.

				2004
	< 1 yr £m	1 - 2 yrs £m	2 - 5 yrs £m	Total £m
Unsecured bank loans	-	0.1	0.2	0.3
Unsecured non-bank loan	1.1	-	-	1.1
	1.1	0.1	0.2	1.4
Former parent company financing				148.3
				149.7

The former parent company financing did not have defined repayment terms.

13. Interest bearing loans and borrowings (continued)

At 31 December 2005, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from 7 days to 3 months. With effect from 24 February 2006, $35m and €30m of net debt was protected from adverse movements in interest rates with interest rate caps for a period of 21 months. Also on 24 February 2006 the interest rate on $40m of net debt was effectively fixed at 5.1775% with interest rate swaps for a period of two years.

In 2004, the interest expense on former parent company financing was calculated at an interest rate reflecting the effective interest expense that Bunzl incurred during that year.

After taking into account foreign exchange swaps, the currency and interest rate profile of Filtrona's financial assets and liabilities is as follows:

				2005
	Floating rate £m	Non-interest bearing £m	Impact of foreign exchange swaps £m	**Total £m**
Assets				
Sterling	3.5	22.3	-	**25.8**
US dollar	4.9	30.2	-	**35.1**
Euro	7.5	11.7	-	**19.2**
Other	14.8	23.1	-	**37.9**
	30.7	87.3	-	**118.0**
Liabilities				
Sterling	37.9	27.4	(78.1)	**(12.8)**
US dollar	111.7	35.7	20.2	**167.6**
Euro	0.3	9.1	58.6	**68.0**
Other	1.0	14.1	-	**15.1**
	150.9	86.3	0.7	**237.9**

£2.1m of Filtrona's non-interest bearing financial liabilities are due for payment in one to two years.

Filtrona's available undrawn committed facilities at 31 December were:

	2005 £m
Expiring within one year	**-**
Expiring after one but within two years	**-**
Expiring after two years	**70.0**
	70.0

Any loans drawn on these facilities would bear interest at floating rates with reference to LIBOR for the period of the loan.

Prior to demerger, Filtrona did not have any committed facilities as its treasury operations were managed by the former parent company.

14. Derivative instruments

	Assets		**Liabilities**	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2005				
Fair value hedges				
Forward foreign exchange contracts	**0.1**	**4.9**	**(0.1)**	**9.6**
Cash flow hedges				
Forward foreign exchange contracts	**-**	**0.8**	**-**	**0.8**
Hedges of net investments				
Cross currency swaps	**-**	**14.6**	**(0.7)**	**64.2**
	0.1	**20.3**	**(0.8)**	**74.6**

The fair value of derivative assets in 2004 was £0.1m.

The fair values of other financial assets and liabilities are not significantly different from their carrying amounts in 2005 and 2004.

Fair values of forward foreign exchange contracts and cross currency swaps have been calculated at year end exchange rates compared to contracted rates.

The net fair value gains on open forward foreign exchange contracts that hedge foreign currency risk of anticipated future sales and purchases will be transferred to the income statement when the forecast sales and purchases occur over the next 12 months.

Filtrona has US dollar denominated borrowings and US dollar and euro currency swaps which it has designated as hedges of its net investments in subsidiary undertakings. The exchange losses of £11.3m on these borrowings and the losses of £0.1m on the US dollar currency swaps and gains of £0.3m on euro currency swaps have been recognised in reserves.

15. Deferred tax

Deferred tax assets and liabilities are attributable to the following:

			2005			2004
	Assets £m	**Liabilities £m**	**Net £m**	Assets £m	Liabilities £m	Net £m
Property, plant and equipment	**(0.7)**	**13.2**	**12.5**	(0.3)	11.7	11.4
Intangible assets	**-**	**5.1**	**5.1**	-	5.5	5.5
Employee benefits	**(11.4)**	**-**	**(11.4)**	(0.4)	-	(0.4)
Other	**(4.6)**	**8.2**	**3.6**	(4.1)	6.0	1.9
Tax (assets)/liabilities	**(16.7)**	**26.5**	**9.8**	(4.8)	23.2	18.4
Set off of tax	**15.1**	**(15.1)**	**-**	4.6	(4.6)	-
Net tax (assets)/liabilities	**(1.6)**	**11.4**	**9.8**	(0.2)	18.6	18.4

Movements in temporary differences in the year:

	2005 £m	2004 £m
Beginning of year	**18.4**	14.2
Charge/(credit) to the income statement in respect of current year (note 4)	**1.4**	(1.3)
Charge to the income statement in respect of prior years	**1.4**	-
Recognition of defined benefit pension schemes on demerger	**(10.5)**	-
Credit to reserves on movements of defined benefit pension schemes	**(0.3)**	-
Acquisitions	**-**	5.6
Currency translation	**(0.6)**	(0.1)
End of year	**9.8**	18.4

Deferred tax has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. Deferred income tax liabilities have not been established for the withholding tax and other tax that would be payable on the unremitted earnings of overseas subsidiaries, as such amounts are currently regarded as permanently reinvested. A deferred tax asset of £0.7m has not been recognised in respect of capital losses as the realisation of this deferred tax asset is not considered probable.

16. Provisions

	2005 £m	2004 £m
Movements		
Beginning of year	**5.6**	4.0
Expensed in the income statement	**2.5**	2.3
Acquisitions	**-**	0.2
Reclassified from other payables	**3.1**	-
Utilised	**(3.8)**	(0.6)
Currency translation	**0.1**	(0.3)
End of year	**7.5**	5.6
Non-current	**2.5**	3.7
Current	**5.0**	1.9
	7.5	5.6

Provisions relate primarily to vacant properties, employees' compensation claims, legal claims and environmental clean up expenses and are expected to be utilised in the near future.

17. Employee benefits

For the period prior to demerger Filtrona employees were members of the former parent company's defined benefit and defined contribution pension schemes. The liabilities and assets of these schemes have been transferred to successor Filtrona schemes. Liabilities were actuarially allocated between Filtrona and the former parent company and scheme assets were split in the same proportion as liabilities.

Under IAS 19 (revised) Filtrona has to account for defined benefit pension costs up to the period of demerger on a defined contribution basis and on a defined benefit basis thereafter. Accordingly Filtrona has recognised the retirement benefit obligation of £34.7m at demerger in the consolidated statement of recognised income and expense.

Trustees administer the schemes and the assets are held independently from Filtrona.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes in April 2003 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. Defined benefit contributions in 2006 are expected to be £4.2m, which consists of payments to fund future service accruals and contributions to amortise the deficit in respect of past service.

The amounts included in the consolidated financial statements in respect of arrangements in Europe and the US are as follows:

	2005 £m	2004 £m
Amounts charged to operating profit		
Defined contribution schemes	**3.6**	7.0
Defined benefit schemes:		
Service cost	**1.8**	-
Total operating expense (note 5)	**5.4**	7.0
Amounts included as finance (income)/expense		
Expected return on scheme assets	**(4.4)**	-
Interest on scheme liabilities	**4.4**	-
Net financial return	**-**	-

17. **Employee benefits (continued)**

	2005 **£m**	2004 £m
Amounts recognised in the statement of recognised income and expense		
Recognition of actuarial losses on demerger	**(34.7)**	-
Actual return less expected return on scheme assets	**5.7**	-
Impact of changes in assumptions relating to the present value of scheme liabilities	**(7.7)**	-
Actuarial loss	**(36.7)**	-

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 (revised) were:

	2005	
	Europe	**US**
Rate of increase in salaries	**3.75%**	**3.00%**
Rate of increase in pensions	**2.75%**	**n/a**
Discount rate	**4.75%**	**5.50%**
Inflation rate	**2.75%**	**n/a**
Expected return on scheme assets	**5.90%**	**8.30%**

The assumptions used by the actuaries are the estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The fair value of scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	2005				
	Long term rate of return	Europe £m	Long term rate of return	US £m	**Total £m**
Equities	6.80%	64.7	9.75%	18.8	**83.5**
Bonds	4.45%	12.5	5.75%	10.2	**22.7**
Gilts	3.80%	18.1		-	**18.1**
Other		-	4.50%	0.1	**0.1**
Fair value of scheme assets		95.3		29.1	**124.4**
Present value of scheme liabilities		(123.3)		(36.9)	**(160.2)**
Retirement benefit obligations		**(28.0)**		**(7.8)**	**(35.8)**

Movement in fair value of scheme assets/(liabilities) during the year

	2005		
	Scheme assets £m	Scheme liabilities £m	**Total £m**
Beginning of year	-	-	-
Recognition of defined benefit pension schemes on demerger	116.2	(150.9)	**(34.7)**
Contribution to defined benefit pension schemes by former parent company	1.4	-	**1.4**
Service cost		(1.8)	**(1.8)**
Contributions	3.2	(0.7)	**2.5**
Actuarial gains/(losses)	5.7	(7.7)	**(2.0)**
Finance income/(expense)	4.4	(4.4)	-
Benefits paid	(1.7)	1.7	-
Curtailment	(7.3)	7.5	**0.2**
Changes in scheme coverage	0.3	(1.1)	**(0.8)**
Currency translation	2.2	(2.8)	**(0.6)**
End of year	**124.4**	**(160.2)**	**(35.8)**

	2005	
	% of scheme assets/ liabilities	£m
Experience gains and losses		
Difference between actual and expected return on scheme assets	**4.6**	**5.7**
Net actuarial losses recognised in the statement of recognised income and expense	**(1.2)**	**(2.0)**

Share-based payments

Up to the date of demerger certain key management personnel and senior employees were entitled to participate in share option schemes of the former parent company. UK and some overseas employees were also able to participate in Save As You Earn schemes (or local equivalent) run by the former parent company. An expense of £0.6m (2004: £1.1m) was taken by Filtrona in respect of these schemes in accordance with IFRS 2.

Since demerger Filtrona has issued its own share options and disclosure on their fair values is given below:

Share options outstanding

								2005
	Outstanding at beginning of year	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	Outstanding at the end of year	Weighted average exercise price	Exercisable at end of year
LTIP Part A	-	2,281,608	239.5p	(148,346)	239.0p	2,133,262	239.5p	-
LTIP Part B 'Matching'	-	600,666	-	-	-	600,666	-	-
LTIP Part B 'Performance'	-	570,992	-	(55,645)	-	515,347	-	-
		3,453,266		**(203,991)**		**3,249,275**		-

It is Filtrona's intention to offer a sharesave scheme to its UK employees in March 2006.

Fair value model inputs for share options outstanding

			2005
	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'
Weighted average fair value at grant	40.6p	211.9p	207.2p
Weighted average share price at grant	239.5p	232.0p	232.0p
Weighted average exercise price	239.5p	-	-
Weighted average volatility	24.0%	23.6%	23.8%
Weighted average dividend yield	2.98%	3.07%	3.07%
Weighted risk free rate	4.12%	4.10%	4.15%
Expected employee retention rates	73.7%	85.0%	85.0%
Expected term	3.25 years	3.00 years	3.75 years

All options have been valued using the Black-Scholes Model.

Volatility has been calculated over the length of the expected term, for the period immediately before the grant date. The volatility of the former parent company's shares has been used as a proxy for Filtrona's share price volatility in the period prior to demerger.

Share based payment arrangements

	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'
Contractual life	3 - 10 years	3 - 6 years	3 - 6 years

All options are settled with equity.

18. Share capital File No: 82-34882

	2005 £m	2004 £m
Authorised: 500 million (2004: 500 million) ordinary shares of 25p (2004: 125p) each	**125.0**	625.0
Issued and fully paid ordinary shares of 25p (2004: 125p) each	**54.8**	274.1
Number of shares in issue		
Beginning and end of year	**219,326,795**	219,326,795

On 8 June 2005, a resolution was passed reducing the ordinary share capital by 100p per share (total: £219.3m) and on 9 June 2005, this was confirmed by an Order of the High Court. The amounts arising were used to create retained earnings in the Company.

19. Movements on reserves

							2005
	Capital redemption reserve £m	**Other reserve £m**	**Cash flow hedging reserve £m**	**Translation reserve £m**	**Retained earnings £m**	**Minority interests £m**	**Total £m**
At 1 January 2005	-	(132.8)	-	(1.6)	(28.7)	3.9	(159.2)
Adoption of IAS 32 and IAS 39			0.1				0.1
At 1 January 2005 restated	**-**	**(132.8)**	**0.1**	**(1.6)**	**(28.7)**	**3.9**	**(159.1)**
Total recognised income and expense for the year			(0.1)	6.9	6.1	1.9	14.8
Transfer to retained earnings on reduction in share capital					219.3		219.3
Acquisition of employee trust shares					(1.0)		(1.0)
Share option expense					1.1		1.1
Dividends paid					(4.7)	(0.4)	(5.1)
Arising on acquisition						0.2	0.2
Redemption of £1 preference shares	0.1						0.1
Former parent company's capital contribution					4.2		4.2
Former parent company's contribution to the defined benefit pension scheme net of deferred tax					1.0		1.0
At 31 December 2005	**0.1**	**(132.8)**	**-**	**5.3**	**197.3**	**5.6**	**75.5**

							2004
	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total £m
At 1 January 2004	-	(132.8)	-	-	(37.7)	3.0	(167.5)
Total recognised income and expense for the year				(1.6)	30.5	1.1	30.0
Share option expense					1.1		1.1
Dividends paid					(34.3)	(0.2)	(34.5)
Former parent company's capital contribution					11.7		11.7
At 31 December 2004	-	(132.8)	-	(1.6)	(28.7)	3.9	(159.2)

Employee trust shares are ordinary shares of the Company held by Filtrona in an employee benefit trust. The principal purpose of this trust is to hold shares in the Company for subsequent transfer to certain senior employees and Executive Directors relating to options granted and awards made in respect of market purchase shares under the LTIP Part A, LTIP Part B 'Matching' and LTIP Part B 'Performance' option awards. The assets, liabilities and expenditure of the trust have been incorporated in Filtrona's financial statements. At 31 December 2005 the trust held 423,009 (2004: nil) shares, upon which dividends have been waived, with an aggregate nominal value of £0.1m (2004: £nil) and market value of £1.2m (2004: £nil).

The other reserve relates to the Group reorganisation which took place as part of the demerger and represents the difference between Filtrona plc's share capital and Filtrona International Limited's share capital and share premium on 6 June 2005 and is not distributable.

20. Analysis of net debt

	1 Jan 2005 £m	Cash flow £m	Exchange movements £m	**31 Dec 2005 £m**
Cash at bank and in hand	24.9	(2.7)	0.4	**22.6**
Short term bank deposits repayable on demand	4.7	0.9	1.5	**7.1**
Short term bank deposits not repayable on demand	1.7	(0.7)	-	**1.0**
Cash and cash equivalents	31.3	(2.5)	1.9	**30.7**
Overdrafts	(1.6)	(2.8)	(0.6)	**(5.0)**
Cash and cash equivalents in the statement of cash flows	29.7	(5.3)	1.3	**25.7**
Debt due within one year	(1.1)	0.6	(0.2)	**(0.7)**
Debt due after one year	(0.3)	(133.7)	(11.2)	**(145.2)**
Amounts due to former parent company	(148.3)	147.0	1.3	**-**
Net debt	(120.0)	8.6	(8.8)	**(120.2)**

21. Operating lease commitments

	2005 £m	2004 £m
At 31 December Filtrona had the following commitments under non-cancellable operating leases:		
Expiring within one year	**1.4**	1.6
Expiring between one and five years	**4.4**	3.9
Expiring after five years	**4.4**	4.0
	10.2	9.5

22. Acquisitions

In December 2005 Filtrona purchased an additional 30% of FractureCode Corporation ApS ('FractureCode'), taking Filtrona's share in FractureCode to 80%. FractureCode was previously accounted for as a joint venture using equity accounting. Following the purchase it is now fully consolidated and contributed £nil to operating profit before intangible amortisation in 2005.

The remaining 20% of shares in FractureCode could be acquired between March 2009 and December 2012. The consideration for the remaining 20% of shares is dependent on various profit related targets and is capped at a maximum of €40m.

The principal acquisition made during 2004 was Skiffy, which Filtrona acquired in March.

The acquisition was accounted for under the purchase method of accounting and contributed £2.3m to operating profit before intangible amortisation in 2004.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

In 2005:

The adjustment to intangibles represents the write off of goodwill in the entity on acquisition in accordance with IAS 38: *Intangible Assets*.

The adjustment to investment in associate and minority interest reflects the change from equity accounting to full consolidation.

In 2004:

The adjustment to payables reflects their estimated settlement value.

22. Acquisitions (continued)

File No: 82-34882

A summary of the effect of the acquisition of FractureCode in 2005 is detailed below:

	Book value at acquisition £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Intangible assets	0.5	(0.5)	-
Trade and other receivables	0.7	-	0.7
Trade and other payables	(0.4)	-	(0.4)
Cash and cash equivalents	0.1	-	0.1
Investment in associate	-	(0.5)	(0.5)
Minority interest	-	(0.2)	(0.2)
	0.9	(1.2)	(0.3)
Goodwill			5.1
Consideration			4.8
Satisfied by:			
Accrued expenses			0.1
Cash consideration			4.7
The net cash outflow in the period in respect of the acquisition of FractureCode comprised:			
Cash consideration			4.7
Cash and cash equivalents acquired			(0.1)
Net cash outflow in respect of acquisition of FractureCode			**4.6**

A summary of the effect of acquisitions in 2004 is detailed below:

	Book value at acquisition £m	Revaluation £m	Fair value of assets acquired £m
Property, plant and equipment	4.9	-	4.9
Inventories	1.8	-	1.8
Trade and other receivables	2.2	-	2.2
Trade and other payables	(0.9)	(0.7)	(1.6)
Cash and cash equivalents	0.9	-	0.9
Income tax	(0.1)	-	(0.1)
Provisions	(0.2)	-	(0.2)
	8.6	(0.7)	7.9
Customer lists			21.1
Deferred tax provided on customer lists			(5.6)
Consideration			23.4
Satisfied by:			
Cash consideration			23.4
The net cash outflow in the period in respect of the acquisition of businesses comprised:			
Cash consideration			23.4
Cash and cash equivalents acquired			(0.9)
Net cash outflow in respect of acquisition of businesses			22.5

23. Dividends

Only the interim dividend is accounted for in the year as the right to receive the final dividend had not passed to the holders of the ordinary shares at the year end.

Total dividends in respect of 2005 are:

	Per share 2005 pence	**Total 2005 £m**
Interim paid 31 October 2005	**2.13**	**4.7**
Proposed final payable 28 April 2006	**4.27**	**9.3**
	6.40	**14.0**

24. Transactions with related parties

Other than the acquisition of FractureCode, Filtrona has not entered into any material transactions with related parties. Furthermore, throughout 2005, no Director had a personal interest in any significant transaction of Filtrona.

25. Reconciliation to UK GAAP

As stated in the accounting policies, these financial statements are prepared in accordance with IFRS. Apart from in the Listing Particulars dated 17 May 2005, Filtrona has never had to prepare consolidated financial statements under UK GAAP. However, reconciliation of the consolidated balance sheets at 31 December 2004 and 1 January 2004 and the consolidated income statement for the year ended 31 December 2004 that would have been presented under UK GAAP is given below for information purposes.

Consolidated balance sheet

		At 31 Dec 2004			At 1 Jan 2004		
	Note	UK GAAP	Effect of IFRS	IFRS	UK GAAP	Effect of IFRS	IFRS
		£m	£m	£m	£m	£m	£m
Assets							
Property, plant and equipment		152.5	-	**152.5**	143.2	-	143.2
Intangible assets	a	51.8	5.8	**57.6**	37.1	-	37.1
Deferred tax assets	c	-	0.2	**0.2**	-	0.3	0.3
Total non-current assets		204.3	6.0	**210.3**	180.3	0.3	180.6
Inventories		53.3	-	**53.3**	47.4	-	47.4
Income tax receivable		0.5	-	**0.5**	0.6	-	0.6
Trade and other receivables		78.0	-	**78.0**	68.2	-	68.2
Cash and cash equivalents		31.3	-	**31.3**	25.0	-	25.0
Total current assets		163.1	-	**163.1**	141.2	-	141.2
Total assets		367.4	6.0	**373.4**	321.5	0.3	321.8
Equity							
Issued capital		274.1	-	**274.1**	274.1	-	274.1
Other reserve		(132.8)	-	**(132.8)**	(132.8)	-	(132.8)
Revaluation reserve	i	-	-	**-**	1.3	(1.3)	-
Translation reserve	i	-	(1.6)	**(1.6)**	-	-	-
Retained earnings	i	(49.1)	20.4	**(28.7)**	(54.9)	17.2	(37.7)
Attributable to equity holders of Filtrona		92.2	18.8	**111.0**	87.7	15.9	103.6
Minority interests	d	3.7	0.2	**3.9**	2.8	0.2	3.0
Total equity		95.9	19.0	**114.9**	90.5	16.1	106.6
Liabilities							
Interest bearing loans and borrowings		148.6	-	**148.6**	117.5	-	117.5
Retirement benefit obligations.	b	19.6	(19.6)	**-**	17.5	(17.5)	-
Other payables		3.1	-	**3.1**	2.7	-	2.7
Provisions	e	5.6	(1.9)	**3.7**	4.0	(1.3)	2.7
Deferred tax liabilities	c	11.8	6.8	**18.6**	12.6	1.9	14.5
Total non-current liabilities		188.7	(14.7)	**174.0**	154.3	(16.9)	137.4
Bank overdrafts		1.6	-	**1.6**	2.5	-	2.5
Interest bearing loans and borrowings		1.1	-	**1.1**	0.9	-	0.9
Income tax payable		11.3	-	**11.3**	9.6	-	9.6
Trade and other payables	d	68.8	(0.2)	**68.6**	63.7	(0.2)	63.5
Provisions	e	-	1.9	**1.9**	-	1.3	1.3
Total current liabilities		82.8	1.7	**84.5**	76.7	1.1	77.8
Total liabilities		271.5	(13.0)	**258.5**	231.0	(15.8)	215.2
Total equity and liabilities		367.4	6.0	**373.4**	321.5	0.3	321.8

25. Reconciliation to UK GAAP (continued)

Consolidated income statement
For the year ended 31 December 2004

	Note	UK GAAP £m	Effect of IFRS £m	2004 IFRS £m
Revenue				
Existing businesses		470.4	-	470.4
Acquisitions		7.1	-	7.1
Total revenue		477.5	-	477.5
Operating profit before intangible amortisation				
Existing businesses	f	51.9	(6.1)	45.8
Acquisitions		2.3	-	2.3
Total operating profit before intangible amortisation.		54.2	(6.1)	48.1
Intangible amortisation	a	(3.0)	2.5	(0.5)
Operating profit		51.2	(3.6)	47.6
Finance income	g	8.1	(7.2)	0.9
Finance expense	g	(9.9)	7.1	(2.8)
Profit before tax		49.4	(3.7)	45.7
Income tax expense	h	(15.4)	1.4	(14.0)
Profit for the year		34.0	(2.3)	31.7
Attributable to:				
Equity holders of Filtrona		32.8	(2.3)	30.5
Minority interests		1.2	-	1.2
Profit for the year		34.0	(2.3)	31.7

Consolidated statement of cash flows

Short term bank deposits of £1.7m (1 Jan 2004: £2.8m) that are an integral part of Filtrona's cash management are reclassified as cash and cash equivalents under IFRS but were classified as financing cash flows under UK GAAP. There are no other material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under UK GAAP.

Notes

(a) Filtrona has applied IFRS to all business combinations that have occurred since 1 January 2004. Under IFRS Filtrona separately valued certain other intangible assets acquired from goodwill. As a result Filtrona recognised £21.1m as customer lists acquired in the year. Additionally under IFRS goodwill is no longer amortised but is tested annually for impairment. Customer lists are being amortised over their useful economic lives. Under IFRS Filtrona provided a £5.6m deferred tax liability in respect of customer lists acquired in the year. This resulted in additional intangible assets being recognised on acquisition.

(b) Under IFRS Filtrona can not present defined benefit retirement benefit obligations prior to the date of demerger since IAS 19 (revised) states that a contractual agreement between the sponsoring company and its participants on how the deficit is to be funded must exist. This reduced retirement benefit obligations net of associated deferred tax assets by £19.6m (1 Jan 2004: £17.5m).

(c) Filtrona has to account for deferred tax on share option expense under IFRS and accordingly a deferred tax asset of £0.2m (1 Jan 2004: £0.3m) was recognised. Under UK GAAP tax was only recognised on the shares when they were exercised. Under UK GAAP deferred tax is shown net on the consolidated balance sheet. Under IFRS the assets and liabilities are required to be shown separately (net of any allowable offsets) and therefore £0.2m (1 Jan 2004: £0.3m) was reclassified as deferred tax assets and liabilities.

(d) Under IFRS accruals cannot be made for dividends declared after the balance sheet date. Hence dividends payable to minorities of £0.2m (1 Jan 2004: £0.2m) made after the balance sheet date were adjusted.

(e) Under IFRS provisions were split between non-current and current liabilities.

25. Reconciliation to UK GAAP (continued)

(f) The following is an analysis of differences relating to operating profit before intangible amortisation:

	Note	2004 £m
Non-recurring adjustments in Fibre Technologies		
Property impairment	(i)	1.3
Asset impairment	(ii)	1.0
Fair value adjustments related to prior year acquisitions	(ii)	1.2
		3.5
Non-recurring adjustment in Central Services		
Pension adjustment	(iii)	1.5
Non-recurring IFRS adjustments		**5.0**
Recurring adjustment		
Share option expense	(iv)	1.1
Total IFRS adjustments		**6.1**

(i) Under UK GAAP Filtrona revalued downwards a property that had previously been revalued. Under IFRS this property was held at deemed cost at 1 January 2004 and consequently the property has been impaired through the income statement.
(ii) Under UK GAAP Filtrona was permitted to take fair value adjustments to goodwill for up to the end of the following financial year from the date of the acquisition. Under IFRS Filtrona is only permitted to do this for up to one year after the date of acquisition and consequently £2.2m was charged to the income statement.
(iii) The impact of accounting for pension costs on a defined contribution basis under IFRS is to increase the expense by £1.5m.
(iv) IFRS requires Filtrona to account for an expense for the fair value of options and other share based incentives granted to employees.

(g) Under IFRS the expected return on pension scheme assets and interest on pension scheme liabilities are reversed since pension costs are not accounted for on a defined benefit basis.

(h) The principal difference to the income tax expense is the release of deferred tax liability in respect of the property impairment and relief for the increased pension cost.

(i) The effect of the above differences on retained earnings is as follows:

	31 Dec 2004 £m	1 Jan 2004 £m
Reclassification of revaluation reserve	-	1.3
Reverse retirement benefit obligation net of associated deferred tax	19.6	17.5
Deferred tax on share options	0.2	0.3
Previously unprovided deferred tax on properties	(1.0)	(1.9)
Currency movements reclassified to translation reserve	1.6	-
	20.4	17.2

(j) The effect of the non-recurring IFRS adjustments on operating profit before amortisation and demerger expense is:

	2005 £m	2004 £m
Operating profit	**57.8**	48.1
Non-recurring IFRS adjustments	**(0.1)**	5.0
	57.7	53.1

FILTRONA

Filtrona plc

28 February 2006

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 January 2006, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully



Shanny Looi
Deputy Company Secretary
Email: shannylooi@filtrona.com

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

Company **Filtrona plc**

Headline **Directorate Change**

Resignation of Non-Executive Director

Filtrona plc today announces the resignation of Paul Heiden as a Non-executive Director of the Company with effect from the conclusion of its Annual General Meeting to be held on Wednesday 26 April 2006.

Jeff Harris, Chairman of Filtrona plc, commented 'I would like to thank Paul for his tremendous assistance to the Board both during and after the demerger. With the transition of Filtrona to an independent publicly listed company successfully completed, Paul has decided to concentrate on other commitments and we wish him every success for the future. The search for his replacement is well advanced.'

– End –

Name of contact and telephone number for queries

Filtrona plc 01908 359 100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

Finsbury 020 7251 3801
Morgan Bone
Gordon Simpson

File No: 82-34882

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Threadneedle Investments on behalf of various Ameriprise Financial Inc. group subsidiaries, including Threadneedle Pensions Ltd, Threadneedle Asset Management Ltd, Threadneedle Asset Management Holdings Ltd, Threadneedle Investment Funds ICVC, Threadneedle Specialist Investment Funds ICVC, Threadneedle Investment Services Ltd and Eagle Star Unit Managers Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Threadneedle Investments as Investment Manager for various client accounts

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders	Account	Holding
Bank of Ireland Nominees	4261416	310,600
Bank of Ireland Nominees	4239914	389,870
BNY (OCS) Nominees Ltd	219064	268,129
Littledown Nominees Ltd	10478	5,000
Littledown Nominees Ltd	10479	10,050
Littledown Nominees Ltd	7205	931,727
Littledown Nominees Ltd	21688	839,180
Littledown Nominees Ltd	7207	1,786,458
Littledown Nominees Ltd	7196	101,815
Littledown Nominees Ltd	27642	546,506
Littledown Nominees Ltd	2891	4,362,240
Littledown Nominees Ltd	30337	95,861
Littledown Nominees Ltd	2642	349,120
Littledown Nominees Ltd	31348	73,858
Littledown Nominees Ltd	10469	478,481
Littledown Nominees Ltd	10492	1,003,517
Littledown Nominees Ltd	10491	1,940,028
Littledown Nominees Ltd	10488	2,282,384
Littledown Nominees Ltd	10489	805,694
Mellon Nominees (UK) Ltd	WWSF0004002	641,092
Mellon Nominees (UK) Ltd	AVOF0003002	1,259,783
Morgan Stanley Nominees Ltd	04F607404	1,407,896
Roy Nominees	104450	208,494
State Street Nominees Ltd	JTAV	160,130
State Street Nominees Ltd	JY17	1,861,196

22,119,109

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    3 February 2006

12. Total holding following this notification

    22,199,109 shares

13. Total percentage holding of issued class following this notification

    10.09%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

    Date of notification

    6 February 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   FMR CORP and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non-beneficial interests representing funds under management held on behalf of clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
JP Morgan, Bournemouth	2,220,204
Brown Brothers Harriman & Co	50
JP Morgan Chase Bank	12,000,000
Bank of New York Brussels	275,100
Bank of New York Europe Ldn	76,150
Citibank London	63,765
JP Morgan, Bournemouth	332,300
Northern Trust, London	369,800
State Street Bank and Tr Co Lndn	140,900
	15,478,269

5. Number of shares / amount of stock acquired

   1,088,796

6. Percentage of issued class

   0.5%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    8 February 2006

12. Total holding following this notification

    15,478,269 shares

13. Total percentage holding of issued class following this notification

    7.05%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

Date of notification

8 February 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   FMR CORP and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non-beneficial interests representing funds under management held on behalf of clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
Bank of New York Brussels	275,100
JP Morgan, Bournemouth	1,152,604
State Street Bank and Tr Co Lndn	140,900
Brown Brothers Harriman & Co	50
JP Morgan Chase Bank	12,000,000
Bank of New York Europe Ldn	76,150
Citibank London	63,765
JP Morgan, Bournemouth	332,300
Northern Trust, London	369,800
	14,410,669

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   1,067,600 shares

8. Percentage of issued class

   0.49%

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    9 February 2006

12. Total holding following this notification

    14,410,669 shares

13. Total percentage holding of issued class following this notification

    6.57%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

Date of notification

9 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Brahman Capital Corporation

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Brahman Capital Corporation as Investment Manager for various accounts

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
Bear Stearns & Co	18,338,700
Goldman Sachs & Co	744,100
	19,082,800

5. Number of shares / amount of stock acquired

   4,745,000 shares

6. Percentage of issued class

   2.16%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary Shares

10. Date of transaction

    8 and 9 February 2006

11. Date company informed

    9 February 2006

12. Total holding following this notification

    19,082,800 shares

13. Total percentage holding of issued class following this notification

    8.70%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

    Date of notification

    10 February 2006

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Brahman Capital Corporation

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Brahman Capital Corporation as Investment Manager for various accounts

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
Bear Stearns & Co	13,775,400
Goldman Sachs & Co	562,400
	14,337,800

5. Number of shares / amount of stock acquired

   2,495,000 shares

6. Percentage of issued class

   1.14%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary Shares

10. Date of transaction

    3 February 2006

11. Date company informed

    6 February 2006

12. Total holding following this notification

    14,337,800 shares

13. Total percentage holding of issued class following this notification

    6.54%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

    Date of notification

    6 February 2006

END